[Kilroy Realty, L.P. letterhead]

August 4, 2010

VIA EDGAR

Jennifer Gowetski, Esq.

Senior Counsel

Division of Corporate Finance

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Withdrawal of Registration Statement on Form 10

Ms. Gowetski:

Kilroy Realty, L.P. (the “Registrant”) hereby respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form 10 (File No. 000-54005), together with all exhibits and amendments thereto, initially filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2010 ( the “Registration Statement”). The Registration Statement has not been declared effective as of the date hereof.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant is withdrawing the Registration Statement because certain of the Staff’s comments in connection with the initial review of the Form 10 remain unresolved, and the Registrant believes that it is in the best interest of investors for the Form 10 to become effective only after all of the Staff’s comments have been resolved. The Registrant intends to re-file the Form 10 once all of the Staff’s comments have been resolved. Please note the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended, and that there is no public trading in any of the Registrant’s securities.

We understand that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted. Please send copies of the written order granting withdrawal of the Registration Statement to Heidi R. Roth, Senior Vice President and Controller of the Registrant, at 12200 West Olympic Blvd., Suite 200, Los Angeles, California 90064, facsimile number (310) 481-6550, with a copy to J. Scott Hodgkins, Latham & Watkins LLP, 355 South Grand Ave., Los Angeles, California 90071, facsimile number (213) 891-8763.

If you have any questions regarding the foregoing application for withdrawal, please contact J. Scott Hodgkins of Latham & Watkins LLP, legal counsel to the Registrant in connection with the Registration Statement, at (213) 485-1234.

Respectfully submitted,

/s/ Heidi R. Roth
Heidi R. Roth Senior Vice President and Controller Kilroy Realty, L.P.